UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Other Material Events

On May 31, 2023, the board of directors (the “Board”) of MEDIROM Healthcare Technologies Inc. (the “Company”) approved a reorganization of the Company (the “Reorganization”), which consists of (i) an Incorporation-type Company Split Plan, pursuant to which the Company will spin off its Digital Preventative Healthcare business and transfer and assign it to MEDIROM MOTHER Labs Inc., a newly established wholly-owned subsidiary, which is expected to solely conduct the Digital Preventative Healthcare business going forward; and (ii) an Absorption-type Company Split Agreement, pursuant to which the Company will spin off its existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and corporate functions) and have Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward. The Reorganization is expected to become effective July 3, 2023.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Incorporation-type Company Split Plan and the Absorption-type Company Split Agreement, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Issuance of Press Release

On June 2, 2023, the Company issued a press release to announce the Reorganization.

The press release furnished as Exhibit 99.1 to this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Incorporation-type Company Split Plan, dated as of May 31, 2023 [English translation]
10.2	Absorption-type Company Split Agreement, dated as of May 31, 2023 [English translation]
99.1	Press release of the Company, dated as of June 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.
Date: June 5, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer